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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Kiska Metals Closes Private Placement

KSK09-05

Vancouver, BC – September 16, 2009: Jason Weber, P.Geo., President and CEO of Kiska Metals Corporation ("Kiska") is pleased to announce that Kiska has closed the brokered private placement of 9,000,000 units at $0.55 for gross proceeds of $4,950,000 announced on August 26, 2009. The financing was completed through a syndicate of agents comprised of Haywood Securities Inc. and Research Capital Corporation.

Each unit consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.80 per share until March 16, 2011. The terms of the warrants provide that if, during the term of any unexercised warrant commencing on January 17, 2010, the closing price of the common shares of the Company on any exchange is greater than $1.10 for a period of 20 consecutive trading days the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within 30 days, failing which the warrant will be deemed to have expired. The units issued under the offering are subject to a four-month hold period expiring on January 17, 2010.

A cash commission of 6% of the total gross proceeds realized from the placement was payable in cash together with 540,000 agent’s warrants, equal to 6% of the number of units placed. Each agent’s warrant will entitle the holder to purchase one common share at a price of $0.80 per share until March 16, 2011

The proceeds from the private placement financing will be used for exploration of the Company’s Whistler Project in Alaska and for general corporate purposes.

About Kiska Metals Corporation

Kiska Metals Corporation is the recent combination of two international mineral exploration companies, both with renowned technical expertise and sizable exploration portfolios. Bringing Rimfire Minerals Corporation and Geoinformatics Exploration together has created a company which enjoys the benefits of ownership of the multi-million ounce Whistler gold deposit, numerous exciting early stage exploration opportunities around the world, and partnerships with some of the world’s largest and most successful gold producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

CAUTIONARY STATEMENT:  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  This News Release includes certain “forward-looking statements”.  Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Kiska’s expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators.  Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

FORM 51-102F3
MATERIAL CHANGE REPORT

1

Reporting Issuer:

Kiska Metals Corporation

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 4N9

2

Date of Material Change:

September 16, 2009

3.

News Release

A new release disclosing the material change was issued through Marketwire in Vancouver, British Columbia, on September 16, 2009 and filed on SEDAR.

4.

Summary of Material Change

Kiska has closed the brokered private placement (“Private Placement”) of 9,000,000 units of Kiska (“Units”) at a price of $0.55 per Unit for gross proceeds of $4,950,000.

Each unit consisted of one common share of Kiska (“Common Share”) and one half of one non-transferable share purchase warrant of Kiska (“Warrant”). Each whole Warrant entitles the holder to purchase one Common Share at a price of $0.80 per Common Share until March 16, 2011. The terms of the Warrants provide that if, during the term of any unexercised Warrant commencing on January 17, 2010, the closing price of the Common Shares on any exchange is greater than $1.10 for a period of 20 consecutive trading days Kiska may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired.

A cash commission of 6% of the total gross proceeds realized from the Private Placement was payable in cash together with 540,000 agent’s warrants, equal to 6% of the number of Units placed. Each agent’s warrant will entitle the holder to purchase one Common Share at a price of $0.80 per Common Share until March 16, 2011.

5.1

Full Description of Material Change

Kiska has closed the Private Placement of 9,000,000 Units at a price of $0.55 per Unit for gross proceeds of $4,950,000. The Private Placement was originally announced on August 26, 2009. The Private Placement was completed through a syndicate of agents comprised of Haywood Securities Inc. and Research Capital Corporation.

Each unit consisted of one Common Share and one half of one Warrant. Each whole Warrant entitles the holder to purchase one Common Share at a price of $0.80 per Common Share until March 16, 2011. The terms of the Warrants provide that if, during the term of any unexercised Warrant commencing on January 17, 2010, the closing price of the Common Shares on any exchange is greater than $1.10 for a period of 20 consecutive trading days Kiska may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant within 30 days, failing which the Warrant will be deemed to have expired. The Units issued under the Private Placement are subject to a four-month hold period expiring on January 17, 2010.

A cash commission of 6% of the total gross proceeds realized from the Private Placement was payable in cash together with 540,000 agent’s warrants, equal to 6% of the number of Units placed. Each agent’s warrant will entitle the holder to purchase one Common Share at a price of $0.80 per Common Share until March 16, 2011.

The proceeds from the Private Placement financing will be used for exploration of Kiska’s Whistler Project in Alaska and for general corporate purposes.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Not Applicable.

8.

Executive Officers

For further information about this material change, please contact Jason S. Weber, President and Chief Executive Officer, at (604) 669-6660.

9.

Date of Report

DATED at Vancouver, British Columbia this 17th day of September, 2009.

(signed)

Alan Hutchison

Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: September 18, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer